EXHIBIT 99.1

Pan American Silver Reports Record Quarterly Silver Production, $18.5 Million Net Income and $31.5 Million Operating Cash Flow in Q2 2007

All Amounts in U.S. Dollars Unless Otherwise Stated

 SECOND QUARTER 2007 HIGHLIGHTS

 -- Record quarterly silver production of 4.2 million ounces, up 27%
    over Q2 2006.

 -- Net income of $18.5 million ($0.24/share), up from $15.0 million
    ($0.21/share) in Q2 2006.

 -- Record quarterly cash flow of $31.5 million, before changes in non-
    cash working capital.

 -- Sales up 26% over Q2 2006 to $79.2 million.

 -- Alamo Dorado in commercial production as of April 1, 2007.

 -- Operating improvements at La Colorada resulted in a 7% production increase.

 -- San Vicente ownership increased to 95% and mine expansion project initiated.

 -- Construction at Manantial Espejo mine over 33% complete.

 * Financial information in this news release is based on Canadian
   GAAP.

VANCOUVER, British Columbia, Aug. 13, 2007 (PRIME NEWSWIRE) -- Pan American Silver Corp. (Nasdaq:PAAS) (TSX:PAA):

FINANCIAL RESULTS

Pan American Silver Corp. today reports that consolidated net income for the second quarter 2007 was $18.5 million, or $0.24 per share, as compared to $15.0 million, or $0.21 per share, in the year earlier period. The Company also experienced record quarterly cash flow from operations of $31.5 million, before changes in non-cash working capital items. Higher realized metal prices, increased production at La Colorada and San Vicente, and revenues from the newly commissioned Alamo Dorado mine all contributed to this increase in net income and cash flow.

Second quarter sales increased by 26%, as compared to the year earlier period, to $79.2 million, even though concentrate sales did not keep pace with concentrate production from the Company's Peruvian operations. During the first 6 months of 2007, the Company shipped only 83% of the concentrate it produced. As a consequence, concentrate inventories grew by approximately 10,000 tonnes in that same period. The Company anticipates shipment of this inventory over the remainder of 2007, which will positively impact both net income and cash flow.

Commenting on the second quarter, Geoff Burns, President and CEO, said: "I am pleased that Pan American has notched its fifth consecutive quarter of production growth and delivered strong financial results. Commencement of commercial production at Alamo Dorado is an important milestone for the growth of our company and was reflected in this quarter's record silver production. We enjoyed record cash flows from operations and our second highest quarterly revenues. I am pleased with this past quarter's performance, and am equally optimistic that our revenues will continue to improve over the remainder of the year as production continues to grow. We should also benefit from the shipment and sale of the concentrate that is currently sitting in inventory."

Cost of sales for the quarter were $40.8 million, up $13.2 million from the second quarter 2006, largely as a result of costs associated with new production from Alamo Dorado, higher volumes mined and processed at the La Colorada and San Vicente mines, and general increases in operating costs at all of the Company's producing properties.

Working capital at June 30, 2007 was $201.0 million, a decrease of $6.3 million from March 31, 2007. Capital expenditures in the quarter were $39.9 million, of which $20.8 million was spent on construction of the Manantial Espejo mine in Argentina.

PRODUCTION AND OPERATIONS

Silver production for the quarter totaled 4.2 million ounces, up 27% from 3.3 million ounces recorded in the second quarter 2006, and up 26% over the first quarter of this year. Factors contributing to this increase were completion of commissioning at the Alamo Dorado mine and continued production growth at La Colorada, which produced 13% more ounces of silver compared to the year earlier period. Offsetting these production gains were anticipated declines in production from the Company's Peruvian operations as a result of mining lower silver grade ore.

Consolidated cash costs for the quarter were $2.61 per ounce compared to $1.17 per ounce in the year-earlier period. Byproduct base metal credits continued to have a positive effect on the Company's cash cost per ounce of silver produced, particularly at Morococha, where cash costs for the quarter were negative $5.23 per ounce.

PERU

Silver production from the Morococha mine in the second quarter was on target at 674,379 ounces. Higher mill throughput offset the lower silver grade ore being mined as part of the 2007 mine plan. Cash costs declined for the fifth consecutive quarter to negative $5.23 per ounce, as byproduct credits continued to be greater than operating costs. Progress continued on a two year underground development project to facilitate access to higher grade ore zones, with 460 metres advanced on the Manto Italia ramp by the end of the second quarter, out of a total 1,100 metre program.

The Huaron mine delivered excellent performance in the second quarter, producing 949,477 ounces of silver, 6% higher than in the year earlier period. The mill set a new throughput record in the second quarter, processing 66,000 tonnes in one month. Cash costs remained steady at $1.90 per ounce, as compared to $1.71 per ounce recorded in the year earlier period.

Second quarter silver production at the Quiruvilca mine was 407,000 ounces, at a cash cost per ounce of $1.30. Production was below plan for the quarter as a result of an approximately 4 month delay in completing a mine deepening program, which required the Company to mine lower grade material throughout the second quarter in order to supply the mill with sufficient tonnage. The mine deepening program is now scheduled to be complete in September 2007, and it is expected to facilitate access to higher grade zones late in the fourth quarter of 2007, with full year silver production still estimated to be 1.9 million ounces.

The Silver Stockpile operation produced 121,280 ounces of silver in the second quarter at a cash cost of $3.19 per ounce.

MEXICO

Commercial production at the Alamo Dorado mine commenced on April 1, 2007. The mine steadily increased production throughout the quarter and was near design capacity by quarter end. Silver production for the quarter was 858,006 ounces, of which 350,000 ounces were produced in the month of June. Cash costs were $4.01 per ounce and are expected to decline as production ramps up over the balance of 2007. Plant operations continued to improve as difficulties encountered during commissioning with respect to the filtration system and the refining circuit were solved. Mining activities in the open pit were as expected, with a total of 579,692 tonnes of ore and waste rock mined throughout the quarter, with ore grades according to plan.

The La Colorada mine was the Company's top producer in the second quarter, with silver production from the mine reaching a record 1,035,974 ounces, or 13% more than in the year-earlier period. The mine established a fourth consecutive monthly tonnage record in June by processing over 27,744 tonnes of ore. Production from the sulphide plant exceeded expectations, and reached a consistent processing rate of over 400 tonnes per day. Cash costs were $7.02 per ounce of silver in the quarter, which included a one-time distribution of profit sharing of approximately $500,000, and reflected greater production and administrative costs associated with increased mining and milling activity in the sulphide plant.

ARGENTINA

Mining and construction activities at the Manantial Espejo project progressed well in the second quarter, and overall site earthworks are now substantially complete. Efforts throughout the quarter continued to focus on civil concrete works in the plant, leach tank and warehouse areas, as well as construction of the site area power distribution system.

By June 30 a total of 686 metres had been advanced on the Maria and Melissa underground ramps, out of a total of 4,000 metres of development programmed for completion prior to plant commissioning. Mine development in the Karina Union open pit progressed as anticipated, bringing total ore and waste rock removed since beginning of pre-stripping to 639,949 tonnes.

At the end of the quarter, project expenditures totaled $55.8 million and project commitments totaled $74.5 million. Construction is on budget and on schedule for mechanical completion in May of 2008, with commissioning to start immediately thereafter. Manantial Espejo is expected to produce an average of 4.1 million ounces of silver and 60,000 ounces of gold annually.

BOLIVIA

In the second quarter, the Company successfully completed the acquisition of an additional 40% interest in the high grade silver-zinc San Vicente mine, increasing its ownership interest to 95%. In connection with the acquisition, plans were initiated to expand production at the mine from 250 to 750 tonnes per day. The expansion project has received the requisite approval and support from Comibol, the state mining authority, and the EPCM contractor for plant construction has been selected. The project should take 18 months to complete at a cost of $40.5 million. San Vicente should produce an average of 2.8 million ounces annually, on a 100% basis, for the first five years of full production.

San Vicente posted silver production of 173,634 ounces of silver in the second quarter, at a cash cost of $3.74 per ounce. The higher than anticipated silver production was primarily due to higher processed tonnes through the mill, offset slightly by lower grades.

Pan American Silver's mission is to be the largest and lowest cost primary silver mining company globally, and to achieve this by constantly increasing its low cost silver production and its silver reserves. Pan American has delivered 12 consecutive years of production growth and expects to continue this trend in 2007 as silver production is forecast to increase by 31% to 17 million ounces.

Selected Financial and Operating Highlights for the second quarter 2007 are attached to this news release. These should be read in conjunction with the Company's MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which are available on the Company's website at www.panamericansilver.com, and have been posted on Sedar at www.sedar.com.

Pan American will host a conference call to discuss its financial and operating results on Tuesday, August 14, 2007 at 8:00 am PST (11:00 am EST). North American participants please dial toll-free 1-888-694-4728 and international participants please dial 1-973-582-2745. The call will also be broadcast live on the internet at http://www.vcall.com/IC/CEPage.asp?ID=119605. The call will be available for replay for one week after the call by dialing 1-877-519-4471 (for North American callers) and 1-973-341-3080 (for international callers) and using the replay pin number 9061763.

 Financial & Operating Highlights

                           Three months ended       Six months ended
                                 June 30                 June 30
                            2007        2006        2007        2006
 ---------------------------------------------------------------------

 Consolidated Financial Highlights (in thousands of U.S. dollars)
 (Unaudited)

 Net income for the
  period                $   18,472  $   14,964  $   38,907  $   12,203
 Earnings per share     $     0.24  $     0.21  $     0.51  $     0.17
 Mine operating
  earnings              $   31,417  $   31,060  $   46,291  $   49,036
 Cash flow from
  operations (excluding
  changes in operating
  assets and
  liabilities)          $   31,537  $   16,625  $   45,264  $   25,536
 Capital spending       $   39,866  $   36,985  $   59,138  $   53,246
 Exploration and project
  development           $      720  $      637  $    1,269  $    1,871
 Cash and short-term
  investments                                   $  143,730  $  185,335
 Net working capital                            $  201,024  $  188,948

 Consolidated Production

 Silver metal - ounces   4,219,751   3,317,369   7,563,835   6,644,896
 Zinc metal - tonnes         9,931       9,493      19,485      20,193
 Lead metal - tonnes         4,015       3,914       7,749       7,868
 Copper metal - tonnes       1,280       1,165       2,583       2,207
 Gold metal - ounces         6,938       1,744      10,258       3,362

 Consolidated Cost per
  Ounce of Silver (net
  of by-product credits)

 Total cash cost per
  ounce (a)             $     2.61  $     1.17  $     2.73  $     1.81
 Total production cost
  per ounce (a)         $     4.82  $     2.63  $     4.75  $     3.26

 Payable ounces of
  silver                 3,916,550   3,048,131   6,986,103   6,079,589

 Average Metal Prices

 Silver - London Fixing
  per ounce             $    13.33  $    12.25  $    13.31  $    10.96
 Zinc - LME Cash
  Settlement per tonne  $    3,667  $    3,301  $    3,561  $    2,762
 Lead - LME Cash
  Settlement per tonne  $    2,182  $    1,095  $    1,979  $    1,169
 Copper - LME Cash
  Settlement per tonne  $    7,637  $    7,251  $    6,766  $    6,070
 Gold - London Fixing
  per ounce             $      667  $      627  $      658  $      590

 Mine Operations Highlights

                          Three months ended       Six months ended
                                June 30                 June 30
                           2007        2006        2007        2006
 ---------------------------------------------------------------------
 Huaron Mine

 Tonnes milled            185,536     165,427     366,361     327,945
 Average silver grade
  - grams per tonne           198         203         197         209
 Average zinc grade
  - percent                  2.68%       2.50%       2.74%       2.64%
 Silver - ounces          949,477     897,544   1,876,571   1,832,024
 Zinc - tonnes              3,148       2,831       6,442       5,723
 Lead - tonnes              1,816       1,802       3,583       3,621
 Copper - tonnes              323         443         667         846
 Gold - ounces                952         324       1,878         657

 Total cash cost per
  ounce (a)            $     1.90  $     1.71  $     1.94  $     2.64
 Total production cost
  per ounce (a)        $     3.09  $     2.98  $     3.14  $     3.88

 Payable ounces of
  silver                  851,798     818,588   1,684,958   1,665,878

 Quiruvilca Mine

 Tonnes milled             88,043      94,112     177,244     189,632
 Average silver grade -
  grams per tonne             172         224         171         225
 Average zinc grade -
  percent                    2.27%       2.88%       2.35%       2.93%
 Silver - ounces          407,000     582,570     810,919   1,191,207
 Zinc - tonnes              1,635       2,320       3,414       4,759
 Lead - tonnes                597         652       1,192       1,318
 Copper - tonnes              422         342         803         696
 Gold - ounces                312         262         625         560

 Total cash cost per
  ounce (a)            $     1.30  $    (1.07) $     1.81  $    (0.05)
 Total production cost
  per ounce (a)        $     2.76  $     0.10  $     3.29  $     1.10

 Payable ounces of
  silver                  376,844     540,683     750,274   1,107,175

 Morococha Mine*

 Tonnes milled            143,966     140,487     290,098     273,260
 Average silver grade -
  grams per tonne             172         199         167         200
 Average zinc grade -
  percent                    3.69%       3.71%       3.51%       4.08%
 Silver - ounces          674,379     771,718   1,313,284   1,507,144
 Zinc - tonnes              4,453       4,342       8,519       9,427
 Lead - tonnes              1,440       1,453       2,674       2,923
 Copper - tonnes              507         380       1,056         650
 Gold - ounces                 90         272         205         505

 Total cash cost per
  ounce (a)            $    (5.23) $    (3.81) $    (4.73) $    (2.86)
 Total production cost
  per ounce (a)        $    (3.50) $    (2.20) $    (2.93) $    (1.25)

 Payable ounces of
  silver                  604,339     692,960   1,180,297   1,348,072

 * Production and cost figures are for Pan American's share only.
   Pan American ownership was 88.5% during the quarter.

                             Three months ended     Six months ended
                                   June 30               June 30
                               2007       2006       2007       2006
 ---------------------------------------------------------------------

 La Colorada Mine

 Tonnes milled               79,257     57,254    147,726    113,794
 Average silver grade -
  grams per tonne               479        580        470        546
 Silver - ounces          1,035,974    914,398  1,890,720  1,711,644
 Zinc - tonnes                  256         --        304         --
 Lead - tonnes                  162          7        300          7
 Gold - ounces                1,092        887      1,949      1,639

 Total cash cost per
  ounce (a)               $    7.02  $    5.56  $    6.91  $    5.70
 Total production cost per
  ounce (a)               $    8.67  $    7.37  $    8.59  $    7.64

 Payable ounces of silver 1,005,365    911,623  1,843,099  1,706,091

 Alamo Dorado Mine*

 Tonnes milled              255,861         --    392,902         --
 Average silver grade -
  grams per tonne               132         --        127         --
 Silver - ounces            858,006         --  1,125,030         --
 Gold - ounces                4,492         --      5,601         --

 Total cash cost per
  ounce (a)                    4.01         --       5.25         --
 Total production cost per
  ounce (a)                    8.64         --       9.94         --

 Payable ounces of silver   855,861         --  1,121,965         --

 * Commencement of commercial production started on April 1, 2007

 San Vicente Mine*

 Tonnes milled               23,526         --     39,446      8,987
 Average silver grade -
  grams per tonne               290         --        300        321
 Average zinc grade -
  percent                      2.57%        --       2.76%      3.99%
 Silver - ounces            173,634         --    310,107     78,550
 Zinc - tonnes                  439         --        806        284
 Copper - tonnes                 29         --         57         15

 Total cash cost per ounce
  (a)                     $    3.74  $      --  $    3.48  $    2.85
 Total production cost per
  ounce (a)               $    6.45  $      --  $    5.30  $    3.14

 Payable ounces of silver   156,211         --    278,387     70,086

  * The production statistics represent Pan American's interest in the mine. Pan American's ownership was approximately 55% through May and increased to 95% for June

 Pyrite Stock Piles

 Tonnes sold                 13,024     14,322     27,754     31,412
 Average silver grade -
  grams per tonne               290        328        266        353
 Silver - ounces            121,280    151,139    237,205    356,030

 Total cash cost per ounce
  (a)                     $    3.19  $    3.76  $    3.50  $    1.78
 Total production cost per
  ounce (a)               $    3.19  $    3.76  $    3.50  $    1.78

 Payable ounces of silver    66,133     84,277    127,123    182,288

 (a)  The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company's mines.  The measure is widely used in the silver mining industry as a benchmark for performance, but does not have standardized meaning.  To facilitate a better
      understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 6 of the MD&A.

The Pan American Silver Corp. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3233

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS NEWS RELEASE CONTAINS "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF THE UNITED STATES "PRIVATE SECURITIES LITIGATION REFORM ACT" OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY'S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS," "PROJECTS" OR "PROJECTED," "EXPECTS" OR "DOES NOT EXPECT," "IS EXPECTED," "ESTIMATES," "FORECASTS," "SCHEDULED," "INTENDS," "ANTICIPATES" OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "CAN," "COULD," "WOULD," "MIGHT" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED." STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER'S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION "RISK RELATED TO PAN AMERICAN'S BUSINESS" CONTAINED IN THE COMPANY'S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

CONTACT:  Pan American Silver Corp.
          Alexis Stewart, Director Corporate & Investor Relations
          (604) 684.1175
          astewart@panamericansilver.com